UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated December 2, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation’s Financial Calendar for 2025

Stock exchange release	1 (1)
2 December 2024

Nokia Corporation

Stock Exchange Release

2 December 2024 at 8:00 EET

Nokia Corporation’s Financial Calendar for 2025

Espoo, Finland – In this stock exchange release, Nokia provides its 2025 financial calendar, which includes the planned publication dates of its financial reports.

Planned publication dates for Nokia's financial reports in 2025:

•	report for Q4 and full year 2024: 30 January 2025

•	interim report for Q1 2025: 24 April 2025

•	report for Q2 2025 and half year 2025: 24 July 2025

•	interim report for Q3 2025 and January-September 2025: 23 October 2025

Publication of “Nokia in 2024”

Nokia plans to publish its "Nokia in 2024" annual report, which includes the review by the Board of Directors and the audited annual accounts, during the week starting on 10 March 2025.

Nokia’s Annual General Meeting

Nokia's Annual General Meeting 2025 is planned to be held on 29 April 2025.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable, and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2024	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal